UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

FEI COMPANY
(Name of Issuer)

COMMON STOCK, NO PAR VALUE
(Title of class of securities)

30241L109
(CUSIP number)

Todd Marcy Blue Harbour Group, LP 646 Steamboat Road Greenwich, Connecticut 06830 (203) 422-6540
(Name, address and telephone number of person authorized to receive notices and communications)

FEBRUARY 9, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 30241L109	13D/A	Page 2

1	NAME OF REPORTING PERSON:		Blue Harbour Group, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,868,603
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,868,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,868,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.97%
14	TYPE OF REPORTING PERSON:		PN

CUSIP No. 30241L109	13D/A	Page 3

1	NAME OF REPORTING PERSON:		Blue Harbour Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,868,603
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,868,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,868,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.97%
14	TYPE OF REPORTING PERSON:		OO

CUSIP No. 30241L109	13D/A	Page 4

1	NAME OF REPORTING PERSON:		Clifton S. Robbins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	1,868,603
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	1,868,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		1,868,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		4.97%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 30241L109	13D/A	Page 5

This Amendment No. 1 is filed to amend Items 2 and 5 of the Schedule 13D filed with the Securities and Exchange Commission on August 15, 2011 (the “Schedule 13D”) by and on behalf of Blue Harbour Group, LP, a Delaware limited partnership (“Manager”), Blue Harbour Holdings, LLC, a Delaware limited liability company (“Manager GP”), and Clifton S. Robbins, a citizen of the United States of America (“Mr. Robbins”).  Reference is hereby made to the Schedule 13D.  Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

The following Items of the Schedule 13D are hereby amended as follows:

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated to read in its entirety as follows:

This Amendment No. 1 to Schedule 13D is being filed by and on behalf of Blue Harbour Group, LP, a Delaware limited partnership (“Manager”), Blue Harbour Holdings, LLC, a Delaware limited liability company (“Manager GP”), and Clifton S. Robbins, a citizen of the United States of America (“Mr. Robbins”).  Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

The address of the principal office of each of Manager and Manager GP is 646 Steamboat Road, Greenwich, Connecticut 06830, and Mr. Robbins’ business address is c/o Manager at the foregoing address.  Mr. Robbins is the Chief Executive Officer of Manager.

Manager is principally involved in the business of providing investment advisory and investment management services to certain of its funds and its affiliates and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the accounts it manages.  Manager GP is principally involved in the business of serving as the general partner of Manager.

During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a) – (b)                      The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 1 to Schedule 13D are incorporated herein by reference.  As of the close of business on the date of this Amendment No. 1 to Schedule 13D, the Reporting Persons beneficially own an aggregate of 1,868,603 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, Manager GP, and Mr. Robbins, and which represent approximately 4.97% of the outstanding shares of Common Stock.  All percentages set forth in this paragraph are based on 37,570,867 shares of Common Stock outstanding as of the close of business on October 31, 2011, as set forth in the Company’s Quarterly Report on Form 10-Q for the Company’s fiscal quarterly period ended October 31, 2011.

CUSIP No. 30241L109	13D/A	Page 6

For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Manager, Manager GP and Mr. Robbins may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of Common Stock that are owned beneficially and directly by the Reporting Persons.  Each of Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes.

(c)           Except as set forth above or in the attached Schedule I, no Reporting Person has effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Amendment No. 1 to Schedule 13D.

(d)           Not applicable.

(e)           As of the close of business on February 10, 2012, the Reporting Persons cease to be subject to beneficial ownership filing requirements under Section 13 of the Securities Exchange Act of 1934, as amended, as their beneficial ownership of Common Stock is now below 5% of the shares of Common Stock presently outstanding.

CUSIP No. 30241L109	13D/A	Page 7

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2012

BLUE HARBOUR GROUP, LP

   By:  Blue Harbour Holdings, LLC, its general partner

       By: /s/ Clifton S. Robbins
       Name:  Clifton S. Robbins
       Title:  Managing Member

BLUE HARBOUR HOLDINGS, LLC

       By:  /s/ Clifton S. Robbins
       Name:  Clifton S. Robbins
       Title:  Managing Member

/s/ Clifton S. Robbins
Clifton S. Robbins

CUSIP No. 30241L109	13D/A	Page 8

Schedule I

Transactions in Shares of Common Stock by Reporting Persons

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Price Per Share*
Manager	1/9/2012	Sale	4,500	$42.00
Manager	1/10/2012	Sale	70,500	$42.33
Manager	1/11/2012	Sale	74,660	$43.37
Manager	1/12/2012	Sale	25,340	$44.00
Manager	1/17/2012	Sale	31,794	$44.21
Manager	1/18/2012	Sale	24,206	$44.22
Manager	1/19/22012	Sale	19,000	$44.82
Manager	1/23/2012	Sale	66,500	$44.29
Manager	1/24/2012	Sale	33,500	$44.41
Manager	1/30/2012	Sale	2,750	$44.40
Manager	2/9/2012	Sale	215,647	$46.64
Manager	2/10/2012	Sale	65,000	$44.78

* Shares of Common Stock were sold or purchased (as applicable) over the day, and the aggregate amount and average price (excluding brokerage commissions) are indicated.